Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 1 Rule 3.19A.2 Appendix 3Y Change of Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/09/01 Amended 01/01/11 Name of entity Rio Tinto Limited ABN 96 004 458 404 We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act. Name of Director Simon Trott Date of last notice 3 October 2025 Part 1 - Change of director’s relevant interests in securities In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. Direct or indirect interest Direct Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. N/A Date of change 1 December 2025 No. of securities held prior to change 210,085 awards granted under the Rio Tinto Limited Equity Incentive Plan (EIP) to be vested in Rio Tinto Limited ordinary shares (Shares), subject to the satisfaction of the vesting conditions, being: • 17,451 Bonus Deferral Awards (BDA); and • 192,634 Performance Share Awards (PSA) (collectively referred to as Awards)* Class Awards Number acquired 534 Awards under the BDA, representing the value of dividends that would have been paid since grant on the Shares to which Mr. Trott becomes entitled following the vesting of 4,683 BDA Awards on 1 December 2025. EXHIBIT 99.11

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. Appendix 3Y Page 2 01/01/2011 Number disposed 5,217 Awards under the BDA, being the aggregate number of Awards which have vested, resulting in a grant of a corresponding allocation of Shares in accordance with the terms of the BDA. Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation Acquisition of Awards under the BDA and disposal (upon vesting) of BDA Awards at no cost, resulting in a grant of a corresponding allocation of Shares in accordance with the terms of the BDA. No. of securities held after change 205,402 Awards, being: • 12,768 BDA; and • 192,634 PSA Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back Vesting of Rights under BDA. * In accordance with the rules of the EIP, upon vesting of BDA and PSA Mr Trott may receive additional Shares in lieu of dividends that would have been paid to him in the period from grant on the base number of BDA or PSA that vest. Direct or indirect interest Indirect Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. Indirect interest in Shares held by CPU Share Plans Pty Limited as nominee in a Share Plan Account (SPA) on behalf of Mr Trott Date of change 1 December 2025 No. of securities held prior to change 3,324 Shares Class Ordinary Shares Number acquired 5,217 Shares following the vesting of the corresponding number of Awards under the BDA. Number disposed 2,454 Shares sold to cover the resulting tax liability associated with the vesting of Awards under the BDA. Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation Acquisition of Shares pursuant to the vesting of Awards under the BDA for nil consideration. Disposal of 2,454 Shares at $132.8654 per Share. No. of securities held after change 6,087 Shares Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back Acquisition of 5,217 Shares pursuant to the vesting of Awards under the BDA, and sale of 2,454 Shares by way of on-market trade to cover the resulting tax liability associated with that vesting.

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 3 Direct or indirect interest Indirect Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. Indirect interest in Shares acquired under the Rio Tinto Limited Global Employee Share Plan (myShare), held by CPU Share Plans Pty Limited as nominee on behalf of Mr Trott** Date of change N/A No. of securities held prior to change 1,833 Shares Class Ordinary Shares Number acquired N/A Number disposed N/A Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation N/A No. of securities held after change 1,833 Shares Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back N/A ** Shares acquired by Mr. Trott under myShare have all vested. Mr. Trott may receive additional Shares through re-investment of dividends. Direct or indirect interest Direct Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. N/A Date of change No change No. of securities held prior to change 24,430 Shares held by Carnwrath Pty Ltd as Trustee for Carnwrath Trust, of which Mr. Trott is a beneficiary Class Ordinary Shares Number acquired N/A Number disposed N/A Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation N/A No. of securities held after change 24,430 Shares Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back N/A

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. Appendix 3Y Page 4 01/01/2011 Part 2 – Change of director’s interests in contracts Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. Detail of contract N/A Nature of interest N/A Name of registered holder (if issued securities) N/A Date of change N/A No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed N/A Interest acquired N/A Interest disposed N/A Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation N/A Interest after change N/A Part 3 – +Closed period Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required? No If so, was prior written clearance provided to allow the trade to proceed during this period? N/A If prior written clearance was provided, on what date was this provided? N/A